Mail Stop 3-09

							November 4, 2004


Glenn W. Anderson
President and Chief Executive Officer
GAINSCO, Inc.
1445 Ross Avenue, Suite 5300
Dallas, Texas 75202

Re:	GAINSCO, Inc.
	Preliminary Proxy Statement on Schedule 14A
	Filed 10/5/04
	File No. 1-09828

Dear Mr. Anderson:

	We conducted a limited review of your filing. Our review was limited to legal issues and did not include a review of the financial statements and disclosures related to accounting issues. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SCHEDULE 14A

General

1. Please include the information required by Items 3 and 23 of
Schedule 14A, as applicable.

2. Please provide us with a legal analysis of the applicability of Rule 13e-3 of the Exchange Act in view of the fact that the contemplated transactions may be the first step toward the delisting of your common stock. It appears the transactions could fall under Rule 13e-3 by either subsection (a)(3)(i)(A), because you will be purchasing your own securities from GMSP and Mr. Stallings, or subsection (a)(3)(i)(C), because it is a proxy solicitation in connection with a recapitalization.

3. Please unbundle both proposals so that investors will have the opportunity to vote separately on all six components of the proposals. Shareholders should also have the opportunity to vote separately on whether to reduce the number of directors from eight to seven, as noted in the second bullet point on page 5. You may condition completion of the proposals on approval of all proposals.

Shareholder Letter

4. Please state the estimated amount of the transaction costs in item
(ii) and throughout your filing wherever you state the amount of cash you expect to receive from the transactions. It appears from page 54 that this amount is $2 million.

Purpose of and Reason for the Restructuring, page 2

5. It appears that the difficulties you hope to solve with the recapitalization are a direct result of your decision in 2001 to call the Series A preferred stock for redemption. Currently, your filing does not explain the reasoning behind this decision. Please explain why you decided to redeem the Series A preferred stock. Include a similar explanation in your future periodic filings in the discussion of the transactions with GMSP.

The Recapitalization, page 3

6. In instances where you are proposing to issue common stock to satisfy your obligation to pay the redemption price, please revise to disclose the implied price per share.

Termination of the Recapitalization Agreements; Nonsolicitation, page
7

7. In your discussion of the obligation that the Series A Preferred Stock vote on an as converted basis in proportion to the vote of all shares of common stock voted on such matter, please revise to clarify that the effect is that these votes will not have any effect on any shareholder votes for the first two years following the consummation of the transactions.

Shareholder Vote to Approve the Recapitalization Proposal and the
Employment Agreements Proposal, page 8

8. If approval of any of the proposals is assured, disclose that fact here.

9. Disclose the percentage of the vote that your current Series A and Series B Preferred shareholders control.

How was the exchange rate for the Series A Preferred Stock determined? page 12

10. We note you used a value of $0.60 per common share in determining how many shares to issue to GMSP and Messrs. Reis and Stallings. Please disclose in this discussion, as you state in footnote (1) on page 61, that your stock price as of August 27, 2004, the day before announcement of the recapitalization, was $0.67.

11. We note your statement that the $0.60 per common share price is a premium to the estimated book value per share. Please revise to disclose the estimated book value per share.

Why are the Proposals being submitted for approval by our shareholders? page 15

12. Please state whether the Board might go forward with the transactions even if shareholders do not approve them. We note that although shareholder approval is not required by law, the contracts themselves are conditioned upon shareholder approval.

What are the U.S. Federal income tax consequences of the restructuring to me? page 19

13. Did you obtain an opinion of counsel? If you did, identify counsel. If you did not, please revise to state that you did not obtain an opinion of counsel. Similarly revise throughout your document.

The Participants; Interest of Certain Persons In Matters to Be Acted
Upon, page 24

14. Despite this section`s title, it does not appear to discuss any person`s interest in matters to be acted upon. Please revise to include the information required by Item 5 of Schedule 14A.

Background of the Recapitalization, page 30

15. We note at the end of the first paragraph of this section that the acquisition you were considering "never developed to the point that it was ready for Special Committee consideration." Please explain why this option was ultimately abandoned.

16. Near the top of page 31, you refer to pressures on you`re A.M. Best rating. Please revise to discuss the significance of A.M. Best ratings, what such ratings are intended to demonstrate and state whether you are currently being considered for a rating downgrade.

17. Please disclose the services Jackson Walker provided to Crescent Real Estate Equities and Texas Capital Bancshares, and explain why these services did not conflict with the services provided to the Special Committee.

18. Please revise the last paragraph on page 32 to discuss Houlihan`s findings regarding the December 2nd proposal.

19. Please revise the discussion of the March 2nd meeting to discuss the reasons the negotiations with GMSP had been unsuccessful and the information presented to the Audit committee and its impact on the recapitalization.

20. In the third full paragraph on page 35, you state Jackson Walker recommended the Special Committee hire additional or replacement counsel due to, among other things, "the differences of business judgment among Board members as to whether the company should pursue the general agency opportunity prior to resolving its capital issues." Please clarify why these differences of opinion among Board members influenced Jackson Walker`s ability to serve as counsel.

21. Supplementally, please furnish us with copies of any "board book" or other material Sanders Morris Harris and the independent compensation consultant furnished to board members in connection with the transactions. We may have further comments after we review this material.

22. We note your disclosure that GMSP suggested that the Special
Committee should share its valuation analyses with GMSP. Did the Special Committee share these analyses? If they did, you should include them in your filing.

23. We note on page 39 that the independent compensation consultant made a presentation to the Special Committee on August 23, 2004. Please identify the consultant, summarize what they told the Special Committee at the August 23 meeting, and include their consent to the use of their name in your document. Also, include their report in your proxy.

24. Please identify the general agency with whom the company contracted on September 30, 2004. Also, provide additional background about this agreement. State when and why discussions resumed with the general agency.

Opinion of the Special Committee`s Financial Advisor, page 41

25. Please supplementally provide to us a copy of the presentation materials given to GAINSCO`s Board of Directors and Audit Committee, as mentioned in item 3 on page 42. Also, briefly summarize the contents of these materials in your document.


Historical Stock Price Performance, page 46

26. We note that you the common stock performance of other companies involved in the nonstandard auto insurance business. Did you include all companies in the nonstandard auto insurance business in your analysis? If not, please revise to identify the companies excluded from the analysis and explain why they were not included.

27. We note that GAINSCO stock increased 141.4% while the comparable companies and S&P 500 indices "remained relatively flat." Please clarify how Sanders Morris used this information in its fairness analysis. Did Sanders Morris believe this information supported the fairness of the transactions? Why or why not? Also, please quantify the increase or decrease in the comparable companies index and in the S&P 500 index.

Market Approach - Guideline Company Multiples, page 47

28. Please clarify why Sanders Morris excluded Affirmative Insurance Holdings, Hallmark Financial Services, and Vesta Insurance Group from the Price/Earnings 2004E ratio. Also, clarify which companies it used for the Price/Earnings 2005P ratio. If it excluded any of the seven companies for this ratio, explain why.

Market Approach - Guideline Transaction Multiples, page 48

29. Please identify the 42 change-of-control transactions Sanders
Morris reviewed, and identify the 13 transactions that were less than $100 million.

30. We note that footnote (1) to both the "Public Comparable
Transactions" table and the "Public Comparable Transactions <$100mm" table indicates that the tables do not reflect outliers. Please identify these outlying transactions and their applicable ratios.

31. Please clarify whether the calculations of GAINSCO`s implied equity value contained in the last paragraph of this discussion are based on the 42 "Public Comparable Transactions" or on the 13 "Public Comparable Transactions<$100mm." State whether Sanders Morris made any calculations based on the other list of transactions. If they did, you should include these calculations in your document as well.

General, page 53

32. In the second paragraph of this discussion, you state that the summary "does not purport to be a complete description of the analyses presented by Sanders Morris." Please state that the summary contains all material aspects of the analyses.


Proposal One: The Recapitalization Proposal, page 68

33. Please revise the first paragraph to disclose the implied value of the common shares issued in the exchanges.

34. For each of the agreements discussed, please disclose whether the agreements provide for termination fees. If the agreements do include such provisions, please revise to disclose this information and to quantify these fees.

Stallings Investment Agreement, page 76

35. Since Mr. Stallings is your chairman, please disclose in the "Interests of Certain Persons in Matters to Be Acted Upon" discussion the amount of the fee provided in his investment agreement. You should state the total fee and the amount that is contingent upon closing. See Item 5(a)(1) of Schedule 14A.

Reis Investment Agreement, page 81

36. We note the statement in the middle of page 84 that "Mr. Reis has personally committed to cause Reis LLC to have sufficient capital and liquidity to fund its obligations at the closing under the Reis
Investment Agreement . . . ."  Please disclose whether Reis LLC currently has enough funds available to pay these obligations. Similarly, in the discussion of the Stallings Investment Agreement, which starts on page 76, state whether Mr. Stallings currently has enough funds to meet his payment obligation under the agreement.

Other Matters, page 100

37. We note your bylaws prohibit you from transacting business that is not described in a notice to shareholders. Please tell us supplementally whether adjourning the meeting to solicit additional proxies would be prohibited by this provision of your bylaws. If it would not be prohibited and it is possible that you might adjourn the meeting to solicit additional proxies, your proxy card should include a proposal allowing shareholders to vote on this action. You would also need to describe this proposal in the body of your document.

Proxy Card

38. We note you will allow shareholders to vote through the internet. Please supplementally provide us with images of all screens shareholders may encounter. Alternatively, provide us with your company number, a "dummy" proxy number, and an account number so that we may access the screens ourselves.

FORM 10-K

39. Please address the following comments regarding your Form 10-K and your 6/30/04 Form 10-Q in future filings, beginning with your Form 10-Q for the quarter ended 9/30/04.

Item 10. Directors and Executive Officers of the Registrant, page 42

40. Please describe Mr. Goff`s, Ms. Buehler`s, and Mr. Wisdom`s business experience for the past five years, including the dates when they held their various positions.

Legal Proceedings, page 25

41. With respect to the securities lawsuit, please state when this action was filed, identify the two officers, and explain the factual background in more detail. We note from page 34 of your 6/30/04 Form 10-Q that a second, apparently related, lawsuit was filed on March 29, 2004. If the facts for the two lawsuits are identical, make that fact clear.

Employee Benefit Plans, page 95

42. Please disclose information about your equity compensation plans in the tabular format prescribed in section II.A.1 of Release No. 33-8048 (Feb. 1, 2002).

6/30/04 FORM 10-Q

A.M. Best Rating, page 26

43. We note your A.M. Best rating is "B-." Please state how many possible ratings A.M. Best has, and state where "B-" ranks.

*	*	*

	As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact Greg Belliston at (202) 824-5219, Suzanne Hayes at (202) 942-1789, or me at (202) 942-1840 with any other questions.

							Sincerely,



							Jeffrey Riedler
							Assistant Director

cc:	Byron F. Egan
	Jackson Walker L.L.P.
	Bank of America Plaza
	901 Main Street, Suite 6000
	Dallas, TX 75202
Glenn W. Anderson
GAINSCO, Inc.
November 4, 2004
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